                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13D
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                                (Amendment No. 2)


                         AERO SYSTEMS ENGINEERING, INC.
                                (Name of Issuer)


                          COMMON STOCK, PAR VALUE $0.20
                         (Title of Class of Securities)

                                   007692 10 6
                                 (CUSIP Number)


                                 Per Erlandsson
                    Senior Vice President and General Counsel
                                     SAAB AB
                               SE-581 88 Linkoping
                                     Sweden
                                011-46-13-18-0000
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                  JULY 1, 2003
              (Date of Event Which Requires Filing This Statement)


         If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].


                         (Continued on following pages)

                                  (Page 1 of 7)

----------------------------------------------------------------------------------------------------------------------
1.       NAMES OF REPORTING PERSONS
         IRS IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

         Saab AB (publ)

----------------------------------------------------------------------------------------------------------------------
2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                                                (a) [X]
                                                                                                          (b) [__]


----------------------------------------------------------------------------------------------------------------------
3.       SEC USE ONLY



----------------------------------------------------------------------------------------------------------------------
4.       SOURCE OF FUNDS*

         WC

----------------------------------------------------------------------------------------------------------------------
5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
         TO ITEM 2(d) or 2(e)                                                                                 [__]


----------------------------------------------------------------------------------------------------------------------
6.       CITIZENSHIP OR PLACE OF ORGANIZATION

         Sweden

----------------------------------------------------------------------------------------------------------------------
       NUMBER OF           7.   SOLE VOTING POWER                          0
         SHARES       ------------------------------------------------------------------------------------------------
      BENEFICIALLY         8.   SHARED VOTING POWER                        1,277,073
        OWNED BY      ------------------------------------------------------------------------------------------------
          EACH             9.   SOLE DISPOSITIVE POWER                     0
       REPORTING      ------------------------------------------------------------------------------------------------
      PERSON WITH         10.   SHARED DISPOSITIVE POWER                   1,277,073
----------------------------------------------------------------------------------------------------------------------
11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         1,277,073

----------------------------------------------------------------------------------------------------------------------
12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES*                                                                                      [__]

----------------------------------------------------------------------------------------------------------------------
13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         29.0%

----------------------------------------------------------------------------------------------------------------------
14.      TYPE OF REPORTING PERSON*

         HC, CO
----------------------------------------------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

----------------------------------------------------------------------------------------------------------------------
1.       NAMES OF REPORTING PERSONS
         IRS IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

         Saab Holdings U.S., Inc.

----------------------------------------------------------------------------------------------------------------------
2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                                                (a) [X]
                                                                                                          (b) [__]


----------------------------------------------------------------------------------------------------------------------
3.       SEC USE ONLY



----------------------------------------------------------------------------------------------------------------------
4.       SOURCE OF FUNDS*

         AF

----------------------------------------------------------------------------------------------------------------------
5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
         TO ITEM 2(d) or 2(e)                                                                                 [__]


----------------------------------------------------------------------------------------------------------------------
6.       CITIZENSHIP OR PLACE OF ORGANIZATION

         Delaware

----------------------------------------------------------------------------------------------------------------------
       NUMBER OF           7.   SOLE VOTING POWER                          0
         SHARES       ------------------------------------------------------------------------------------------------
      BENEFICIALLY         8.   SHARED VOTING POWER                        1,277,073
        OWNED BY      ------------------------------------------------------------------------------------------------
          EACH             9.   SOLE DISPOSITIVE POWER                     0
       REPORTING      ------------------------------------------------------------------------------------------------
      PERSON WITH         10.   SHARED DISPOSITIVE POWER                   1,277,073
----------------------------------------------------------------------------------------------------------------------
11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         1,277,073

----------------------------------------------------------------------------------------------------------------------
12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES*                                                                                      [__]


----------------------------------------------------------------------------------------------------------------------
13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         29.0%

----------------------------------------------------------------------------------------------------------------------
14.      TYPE OF REPORTING PERSON*

         HC, CO
----------------------------------------------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

This statement is filed pursuant to Rule 13d-2(a) with respect to shares of common stock, $.20 par value, of Aero Systems Engineering, Inc., a Minnesota corporation, beneficially owned by Saab AB, a Swedish corporation, and its wholly-owned subsidiary Saab Holdings U.S., Inc., a Delaware corporation formerly known as Celsius Inc. This statement amends and supplements the
Schedule 13D filed December 5, 2000, as amended by Schedule 13D Amendment No. 1 on November 15, 2001 (the "Schedule 13D").

Late in 2002, Saab AB commenced an internal reorganization of its corporate structure. Celsius AB (a wholly-owned subsidiary of Saab AB) transferred its ownership interest in Celsius Inc. to Saab AB. On July 1, 2003, Saab Holdings U.S., Inc., a Delaware corporation, merged with and into Celsius Inc., with Celsius Inc. surviving the merger. At the time of effectiveness of the merger Celsius Inc. changed its name to Saab Holdings U.S., Inc.

ITEM 1.  SECURITY AND ISSUER.

The name of the subject company is Aero Systems Engineering, Inc., a Minnesota corporation (the "Company"), which has its principal executive offices at 358 East Fillmore Avenue, St. Paul, MN 55107. This statement relates to the Company's common stock, $0.20 par value per share (the "Common Stock").

ITEM 2.  IDENTITY AND BACKGROUND.

(a)-(c) and (f) This Schedule 13D is being filed by: (i) Saab AB, a Swedish corporation, with its principal business address at SE-581 88 Linkoping, Sweden, and (ii) Saab Holdings U.S., Inc., a Delaware corporation with its principal place of business at 21300 Ridgetop Circle, Sterling, VA 20166. Saab AB and its subsidiaries as a group is a leading diversified high-technology company with its main operations focusing on defense, aviation and space.

The names, business addresses, present principal occupations or employment, and citizenship of the directors and executive officers of Saab AB and Saab Holdings U.S., Inc. are as follows (or in the case of business address, as set forth above):

Saab AB
-------

Name                                       Offices and Positions Held
----                                       --------------------------
ANDERS SCHARP                              Chairman
MARCUS WALLENBERG                          Deputy Chairman
ERIK BELFRAGE                              Director
STEPHEN HENWOOD                            Director
PETER NYGARDS                              Director
GEORGE ROSE                                Director
BJORN SVEDBERG                             Director
AKE SVENSSON                               President, CEO and Director
ALISON WOOD                                Director
LARS HOOK                                  Director (Employee Representative)
RAGNAR LUDVIGSSON                          Director (Employee Representative)
CLAES TROLLE                               Director (Employee Representative)
INGEMAR ANDERSSON                          Executive Vice President
GORAN SJOBLOM                              Executive Vice President

All of the listed officers and directors are citizens of Sweden, except for Mr Henwood, Mr. Rose and Ms. Wood, who are citizens of the United Kingdom.

Saab Holdings U.S., Inc.
------------------------

Name                                       Offices and Positions Held
----                                       --------------------------
AKE SVENSSON                               Chairman and President
GORAN SJOBLOM                              Director and Senior Vice President
PER ERLANDSSON                             Director and Senior Vice President

All of the listed directors and officers are citizens of Sweden.

(d) Neither Saab AB, Saab Holdings U.S., Inc., nor, to the best of their knowledge, any of the persons listed above, was convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) during the past five years.

(e) Neither Saab AB, Saab Holdings U.S., Inc., nor, to the best of their knowledge, any of the persons listed above, was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting activities subject to, federal or state securities laws or finding any violation of such laws during the past five years.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

Not applicable.

ITEM 4.  PURPOSE OF TRANSACTION.

The purpose of the transaction described in this Amendment No. 2 to Schedule 13D is an internal reorganization of part of the subsidiary structure of Saab AB. The prior sale of 2,245,000 shares of the Company Common Stock was part of Saab AB's overall plan to divest the aviation services operations that were formerly owned by Celsius AB.

(a) The long-term strategy of Saab AB and Saab Holdings U.S., Inc. is to divest their interest in the Company, but there currently is no definitive plan or timetable for such a divestiture.

(b)      None.

(c)      None.

(d)      None.

(e)      None.

(f)      None.

(g)      None.

(h)      None.

(i)      None.

(j)      None.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

(a) Saab AB and Saab Holdings U.S., Inc. are each the beneficial holders of 1,277,073 shares of the Company's Common Stock (the "Shares"), representing 29.0% of the outstanding shares of the Company's Common Stock. Saab Holdings U.S., Inc. (f/k/a Celsius Inc.) is the record holder of the Shares, and Saab AB, as parent of Saab Holdings U.S., Inc., is deemed to be a beneficial holder of such shares pursuant to Section 13(d) of the Securities Exchange Act of 1934, as amended.

(b) Saab AB and Saab Holdings U.S., Inc. each are deemed to have shared voting and dispository power over the Shares.

(c) There were no transactions in the Common Stock of the Company that were effected during the last sixty (60) days by the reporting persons.

(d) Not applicable.

(e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

In connection with the sale by Saab Holdings U.S., Inc., then known as Celsius Inc. ("SHUSI") of 2,245,000 shares of the Common Stock of the Company to Minnesota ASE, LLC, SHUSI loaned $1,500,000 to the Company pursuant to a Promissory Note (the "Note"). The Company's obligations under the Note are secured by a Security Agreement between the Company and SHUSI, and by a Combination Mortgage, Assignment of Rents, Security Agreement and Fixture Financing Statement between the Company and SHUSI, pursuant to which all of the personal and fixture assets of the Company are pledged as collateral. In addition, Minnesota ASE, LLC pledged 2,245,000 shares of the Common Stock of the Company to SHUSI as further collateral to secure the Company's obligations under the Note. The Company, Minnesota ASE, LLC and SHUSI, in connection with the foregoing loan and security arrangements, are party to a Stockholders Agreement that provides, among other things, for the voting of shares with respect to the election of the Company's directors, a right of first refusal with respect to any sale of its shares by a shareholder to a third party, tag-along rights with respect to sales of stock to third parties, and certain registration rights of shareholders in the event of any public offering of the stock of the Company. In March of 2003, in connection with SHUSI providing an extension to a down payment letter of credit to one of the Company's customers, the Company repaid $500,000 of the $1,500,000 three-year Note to SHUSI. Copies of the aforementioned agreements are incorporated by reference herein.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

Exhibit A - Stock Purchase Agreement dated as of September 25, 2001 between Celsius, Inc. (n/k/a Saab Holdings U.S., Inc.) and Minnesota ASE, LLC, together with exhibits thereto. (Incorporated by reference to Amendment No. 1 to Schedule 13D filed by the reporting persons on November 15, 2001).

                                   SIGNATURES

         After reasonable inquiry and to the best of each of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

Dated: August 25, 2003

                                  SAAB AB (publ)


                                  By: /s/ Per Erlandsson
                                      -----------------------------------------
                                  Per Erlandsson
                                  Senior Vice President, General Counsel
                                  and Secretary of the Board of Directors


                                  SAAB HOLDINGS U.S., INC.


                                  By: /s/ Mark D. Pugliese
                                      -----------------------------------------
                                  Mark D. Pugliese
                                  Vice President, General Counsel and Secretary